September 4, 2025

David Schulz
Executive Vice President and Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive Suite 700
Pittsburgh PA 15219

       Re: WESCO International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-14989
Dear David Schulz:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 38

1. Reported net cash provided by operating activities increased $608 million, or 123%, in fiscal 2024 compared to fiscal 2023. Your disclosure appears to discuss how the reported net cash provided by operating activities was determined for each period as already presented in the statement of cash flows. Your disclosure should be a comparative analysis of the reason for the change between periods in the reported amount of net operating cash for operating activities. Refer to Item 303(b) of
       Regulation S-K and all applicable instructions to paragraph (b) regarding analysis of material changes in line items from period to period. Also refer to the introductory paragraph of section IV.B and all of B.1 of Release No. 33-8350 for guidance regarding the content of the analysis. Please revise your annual and interim period disclosures as appropriate. In regard to the above noted increase in fiscal 2024, it appears the change of $649 million in the amounts reported for accounts payable in the statement of cash flows is a material contributing underlying factor to be
 September 4, 2025
Page 2

       explained. It appears there was a use of cash in fiscal 2023 to pay down accounts payable and a positive impact to cash in fiscal 2024 from an increase in the balance of accounts payable that does not appear to generate cash.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services